Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com



19 January 2004



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

     Brambles Industries plc

2)   Name of shareholder having a major interest

     FMR Corp. and its direct and indirect subsidiaries, and Fidelity
     International Limited (FIL) and its direct and indirect subsidiaries

3)   Please state whether notification indicates that it is in respect of
     holding of the shareholder named in 2 above or in respect of a
     non-beneficial interest or in the case of an individual holder if it is a
     holding of that person's spouse or children under the age of 18

     Funds under management (Non beneficial)

4)   Name of the registered holder(s) and, if more than one holder, the
     number of shares held by each of them

     See list below

5)   Number of shares/amount of stock acquired

     8,196,100

6)   Percentage of issued class

     1.13%

7)   Number of shares/amount of stock disposed

     N/A

8)   Percentage of issued class

     N/A

9)   Class of security

     Ordinary shares of 5p each

10) Date of transaction

     Not advised

11) Date company informed

     16 January 2004

12) Total holding following this notification

     76,058,254

13) Total percentage holding of issued class following this notification

     10.51%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for
making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 19 January 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	30,800
State Street Nominees Ltd.	FMTC	2,003,224
Lloyds Bank Nominees Limited	FMTC	954,500
Chase Nominees Ltd.	FMTC	653,400
BT Globenet Nominees Limited	FMTC	980,580
Mellon Bank	FMTC	218,000
State Street Bank & Trust	FMTC	1,376,600
J P Morgan	FMTC	237,700
Nortrust Nominees	FMTC	3,300
Northern Trust	FMTC	404,500
Goldman Sachs and Co.	FMTC	48,300
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
MSS Nominees Limited	FMTC	354,000
Bank of New York	FMTC	201,500
Rights & Co.	FMTC	31,200
Chase Manhattan Bank London	FISL	11,079,600
Bank of Butterfield	FPM	19,300
Chase Nominees Ltd	FPM	2,726,600
Northern Trust	FPM	1,408,100
Bank of New York London	FPM	690,700
Deutsche Bank	FPM	73,300
Citibank	FPM	373,800
HSBC	FPM	700,600
HSBC Client Holdings Nominee (UK) Limited	FIL	26,624,200
Chase Manhattan Bank London	FIL	2,396,699
Northern Trust	FIL	3,786,700
State Street Bank & Trust	FIL	1,875,812
Bank of New York London	FIL	3,016,496
Chase Nominees Ltd	FIL	4,207,300
Nortrust Nominees Ltd	FIL	1,590,656
Deutsche Bank	FIL	2,776,287
Citibank	FIL	171,500
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,195,300
Mellon Nominees Ltd	FIL	140,700
Bank of New York, Brussels	FIL	552,900
Northern Trust London	FIL	374,900
Master Trust Bank of Japan	FIL	34,300
Japan Trustee Svcs Bk Lt	FIL	17,300
National Australia Bank	FIL	96,400

JP Morgan	FIL	1,627,040
ING Luxembourg	FIL	32,860
Bermuda Far East	FIL	37,300
Chase Nominees Ltd (Australia)	FIL	71,600
Bankers Trust	FIL	177,000
Mitsubishi Trust	FIL	12,400
Chuo Trust Bank	FIL	14,900
State Street Nominees Ltd	FIL	215,000
Morgan Stanley	FIL	327,500
PICG	FIL	9,400
Chase Manhattan Bank AG Frankfurt	FIL	92,300
State Street Hong Kong	FIL	11,700

NB   FMRCO = Fidelity Management & Research Company, of which
              FMR Corp is the parent company

     FMTC = Fidelity Management Trust Company, of which FMR
            Corp is the parent company

     FPM = Fidelity Pension Management, of which FIL is the
           parent company

     FISL = Fidelity Investment Services Ltd, of which FIL is the parent
            Company